SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Act of 1934
 (Amendment No. __)*

INTEGRITY APPLICATIONS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45824Q101

(CUSIP Number)

Philip Darivoff
c/o Integrity Applications, Inc.
19 Ha’Yahalomim St. P.O. Box 12163
Ashdod, Israel, L3 7760049
Telephone:  972 (8) 675-7878

(Name, address and telephone number of person
 authorized to receive notices and communications)

November 9, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☒.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 45824Q101
1	NAMES OF REPORTING PERSONS
Vayikra Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
607,591 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
607,591 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
607,591 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes 138,890 shares of Common Stock (as defined herein) to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock (as defined herein), and 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants (as defined herein).  An aggregate of 361,190 shares of Common Stock underlying certain Excluded Preferred Stock and Warrants (as defined herein) have been excluded from the Reporting Person’s beneficial ownership due to a Conversion Blocker (as defined below) held by the Reporting Person, to the extent that the Reporting Person would, after such conversion or exercise, beneficially own in excess of 9.99% of the shares of Common Stock outstanding.  See Item 5 of this Schedule 13D.

(2)
The calculation of the percentage is based on (i) 5,912,702 shares of Common Stock issued and outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (ii) 138,890 shares of Common Stock to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock held by the Reporting Person, and (iii) 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants held by the Reporting Person.

CUSIP No. 45824Q101
1	NAMES OF REPORTING PERSONS
Philip Darivoff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,333 (1)

	8	SHARED VOTING POWER
607,591 (2)

	9	SOLE DISPOSITIVE POWER
3,333 (1)

	10	SHARED DISPOSITIVE POWER
607,591 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
610,924 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 3,333 shares of Common Stock (as defined herein) issuable upon exercise of the Option (as defined herein) held by the Reporting Person.
(2)
Includes 138,890 shares of Common Stock (as defined herein) to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock (as defined herein), and 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants (as defined herein).  An aggregate of 361,190 shares of Common Stock underlying certain Excluded Preferred Stock and Warrants (as defined herein) have been excluded from the Reporting Person’s beneficial ownership due to a Conversion Blocker (as defined below) held by the Reporting Person, to the extent that the Reporting Person would, after such conversion or exercise, beneficially own in excess of 9.99% of the shares of Common Stock outstanding.  See Item 5 of this Schedule 13D.

(3)
The calculation of the percentage is based on (i) 5,912,702 shares of Common Stock issued and outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (ii) 138,890 shares of Common Stock to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock held by the Reporting Person, (iii) 3,333 shares of Common Stock issuable upon the exercise of the Option held by the Reporting Person, and (iv) 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants held by the Reporting Person.

ITEM 1.  Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Integrity Applications, Inc., a corporation incorporated under the laws of Delaware (the “Issuer”).  The address of the Issuer’s principal executive offices is 19 Ha’Yahalomim St., P.O. Box 12163, Ashdod, Israel L3 7760049.

ITEM 2.  Identity and Background

(a)         This 13D is filed by Mr. Philip Darivoff, an individual (“Darivoff”), and Vayikra Capital, LLC, a limited liability company organized under the laws of Delaware (“Vayikra Capital” and together with Darivoff, the “Reporting Persons”).  Darivoff is the sole member of Vayikra Capital and has voting and investment control of the shares of Common Stock, preferred stock and warrants owned by Vayikra Capital.

(b)         Darivoff’s residence address is c/o Integrity Applications, Inc., 19 Ha’Yahalomim St., P.O. Box 12163, Ashdod, Israel L3 7760049.  The principal office address of Vayikra Capital is 1 Farmstead Road, Short Hills, NJ 07078.

(c)          Darivoff is a self-employed private investor.  The principal business of Vayikra Capital is making and holding investments.

(d) and (e)          To the knowledge of each Reporting Person, during the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f)          Darivoff is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock through (i) purchase of Common Stock, (ii) purchase of Series B Preferred Stock, par value $0.001 per share, of the Issuer (the “Series B Preferred Stock”), (iii) purchase of Series B-1 warrants to purchase shares of Common Stock (the “B-1 Warrants”) and (iv) a grant of an option (the “Option”) to purchase 26,666 shares of Common Stock at an exercise price equal to $4.50, which such Option shall vest in eight (8) equal quarterly installments with the first installment on February 15, 2017.  The Option was granted pursuant to the terms of the Issuer’s 2010 Incentive Compensation Plan (as amended, the “Plan”).

The Reporting Persons acquired all shares of Common Stock, Series B Preferred Stock and B-1 Warrants using personal funds, and acquired the option to acquire shares of Common Stock, as disclosed in this 13D, pursuant to the Option which was granted by the Issuer in exchange for Darivoff’s services as a director of the Board (as defined below).  Such shares of Common Stock, Series B Preferred Stock, B-1 Warrants, and the Option, are referred to collectively in this 13D as the “Existing Issuer Securities”.

ITEM 4. Purpose of Transaction

The Reporting Persons acquired the Existing Issuer Securities either for investment purposes or as compensation for services rendered to the Issuer.  On November 9, 2016, Darivoff became a member of the Issuer’s Board of Directors (the “Board”).  This 13D is being filed in connection with Darivoff’s membership on the Board.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, whether the Reporting Persons are able to convert or exercise, as applicable, any of the Excluded Preferred Stock and Warrants (as defined below) in compliance with the Conversion Blocker (as defined below), actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation: (i) continuing to hold the Common Stock for investment; (ii) acquiring additional shares of Common Stock in the open market or in privately negotiated transactions; or (iii) selling some or all of his shares of Common Stock in the open market or in privately negotiated transactions.

The foregoing list of intentions, plans, strategies, negotiations, discussion, activities and potential transactions under consideration is subject to termination, modification, or change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

(a)	and (b)	The Reporting Persons beneficially own shares of Common Stock as follows:

Name and Title of Beneficial Owner	Number of Outstanding Common Shares Beneficially Owned		Sole or Shared Voting	Sole or Shared Dispositive	Percentage of Outstanding Common Shares
Philip Darivoff	3,333	(1)	Sole	Sole	0.056	%(2)
	607,591	(3)	Shared	Shared	9.9	%(4)
Total:	610,924	(1)(3)			9.9	%(5)

Vayikra Capital, LLC	607, 591	(3)	Shared	Shared	9.9	%(4)

______________

(1)	Includes 3,333 shares of Common Stock issuable upon exercise of the Option held by Darivoff.

(2)
The calculation of the percentage is based on (i) 5,912,702 shares of Common Stock issued and outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and (ii) 3,333 shares of Common Stock issuable upon the exercise of the Option.

(3)
Includes 138,890 shares of Common Stock to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock held by Vayikra Capital and 54,329 shares of Common Stock issuable upon the exercise of the B-1 Warrants held by Vayikra Capital.

(4)
The calculation of the percentage is based on (i) 5,912,702 shares of Common Stock issued and outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (ii) 138,890 shares of Common Stock to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock held by the Reporting Person, and (iii) 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants held by the Reporting Person.

(5)
The calculation of the percentage is based on (i) 5,912,702 shares of Common Stock issued and outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (ii) 138,890 shares of Common Stock to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock held by the Reporting Person, (iii) 3,333 shares of Common Stock issuable upon the exercise of the Option held by the Reporting Person, and (iv) 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants held by the Reporting Person.

Excluded from each Reporting Person’s beneficial ownership are an aggregate of 361,190 shares of Common Stock underlying certain securities including: (i) 53,430 shares of Common Stock underlying B-1 Warrants owned by Vayikra Capital, (ii) 107,759 shares of Common Stock underlying Series B-2 warrants owned by Vayikra Capital (“B-2 Warrants” and together with the B-1 Warrants, the “B-1 and B-2 Warrants”), (iii) 66,667 shares of Common Stock underlying Series C 5.5% Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series C Preferred Stock”) owned by Vayikra Capital, (iv) 66,667 shares of Common Stock underlying Series C-1 warrants owned by Vayikra Capital (“C-1 Warrants”), and (v) 66,667 shares of Common Stock underlying Series C-2 warrants owned by Vayikra Capital (“C-2 Warrants”, and together with the C-1 Warrants, the “C-1 and C-2 Warrants”).  The excluded B-1 and B-2 Warrants, Series C Preferred Stock, and C-1 and C-2 Warrants are collectively referred to as the “Excluded Preferred Stock and Warrants”.  The Excluded Preferred Stock and Warrants are not beneficially owned by the Reporting Persons due to the beneficial ownership limitation in the form of a conversion cap that precludes the Reporting Persons from converting or exercising, as applicable, such Excluded Preferred Stock and Warrants, to the extent that the Reporting Persons would, after such conversion or exercise, collectively beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the shares of Common Stock outstanding.  The Reporting Persons may choose to convert or exercise, as applicable, the Excluded Preferred Stock and Warrants, while continuing to comply with such beneficial ownership limitation.

The Reporting Person’s responses to Items 3, 4 and 6 to this 13D is incorporated by reference in this Item 5.  The Reporting Person’s responses to cover page Items 7 through 10 of this 13D, including the footnotes thereto, are incorporated by reference in this Item 5.

On November 15, 2016, and in connection with Darivoff’s nomination as a director of the Board, Darivoff entered into a Non-Qualified Stock Option Agreement with the Issuer, granting Darivoff the Option.  On November 30, 2016, Vayikra Capital purchased, in a private placement with the Issuer and for an aggregate purchase price of $300,000, Series C Preferred Stock, Series C-1 Warrants and Series C-2 Warrants convertible or exercisable into, as applicable, an aggregate of 200,001 shares of Common Stock (the “Series C Purchase”).  Other than the Option and the Series C Purchase, the Reporting Persons have not effected any other transactions in the shares of Common Stock during the past sixty days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Series A 5% Convertible Preferred Stock and Warrant Issuance

On March 13, 2013, the Issuer entered into a Securities Purchase Agreement (the “Series A Purchase Agreement”) with Vayikra Capital (among other purchasers), providing for the issuance and sale of 375 Series A units, consisting of Series A Preferred Stock and Warrants convertible or exercisable, as applicable, into 83,333 shares of Common Stock (collectively, the “Series A Units”).  The Series A Purchase Agreement included a provision granting Vayikra Capital the option (under certain limited circumstances) to require the Issuer to amend the terms of the Series A Purchase Agreement so as to match the terms of any subsequent issuance for which Vayikra Capital believes is more favorable (the “MFN Clause”). Pursuant to the MFN Clause, Vayikra Capital exercised its option to exchange all of its Series A Units for Series B Units (as defined below).

Series B 5.5% Convertible Preferred Stock and Warrant Issuance

On August 29, 2014, the Issuer entered into a Securities Purchase Agreement (the “Series B Purchase Agreement”) with Vayikra Capital (among other purchasers), providing for the issuance and sale of 250 Series B units, consisting of Series B Preferred Stock, B-1 and B-2 Warrants, each of which are convertible or exercisable, as applicable, into 55,556 shares of Common Stock (subject to adjustment as set forth below) (collectively, the “Series B Units”), in exchange for an aggregate purchase price of $250,000.  The closing of the transactions contemplated by the Series B Purchase Agreement occurred simultaneously with signing of the Series B Purchase Agreement.  The issuance of the Series B Units was made pursuant to Section 4(2) of the Securities Act of 1933, as amended.  The terms of the Series B Purchase Agreement and related agreements are as follows:

Conversion.  Subject to certain ownership limitations described below, the Series B Preferred Stock is convertible at the option of the holder at any time and from time to time into shares of Common Stock at a conversion price of $4.50 per share (calculated by dividing the stated value per share of Series B Preferred Stock, which is initially $1,000, by the conversion price per share).  The conversion price of the Series B Preferred Stock is subject to adjustment for certain issuances of Common Stock or other securities of the Issuer at an effective price per share that is lower than the conversion price then in effect, as well as for stock splits, stock dividends, combinations of shares, similar recapitalization transactions and certain pro-rata distributions to common stockholders.  In addition, the holders of Series B Preferred Stock will be entitled to receive any securities or rights to acquire securities or property granted or issued by the Issuer pro rata to the holders of Common Stock to the same extent as if such holders had converted all of their shares of Series B Preferred Stock prior to such distribution.  In the event of a fundamental transaction, such as a merger, consolidation, sale of substantially all assets and similar reorganizations or recapitalizations of the Issuer, the holders of Series B Preferred Stock will be entitled to receive, upon conversion of their shares of Preferred Stock, any securities or other consideration received by the holders of the Common Stock pursuant to the fundamental transaction.

Dividends.  Holders of Series B Preferred Stock are entitled to receive cumulative dividends at a rate of 5.5% per annum, based on the stated value per share of Series B Preferred Stock.  Dividends on the Series B Preferred Stock are payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning on September 30, 2014, and on each conversion date (with respect to the shares of Series B Preferred Stock being converted).  For so long as required under the terms of the Certificate of Designations for the Issuer’s outstanding Series A 5% Convertible Preferred Stock, dividends will be payable only in shares of Common Stock.  Thereafter, dividends on the Series B Preferred Stock will be payable, at the option of the Issuer, in cash and/or, if certain conditions are satisfied, shares of Common Stock or a combination of both.  Shares of Common Stock issued as payment of dividends will be valued at the lower of (a) the then current conversion price of the Series B Preferred Stock or (b) the average of the volume weighted average price for the Common Stock on the principal trading market therefor for the 10 trading days immediately prior to the applicable dividend payment date.  The Issuer will incur a late fee of 9% per annum, payable in cash, on dividends that are not paid within three trading days of the applicable dividend payment date.

Redemption.  Subject to any limitations under the under the terms of the Certificate of Designations for the Issuer’s outstanding Series A 5% Convertible Preferred Stock, the Issuer may become obligated to redeem the Series B Preferred Stock in cash upon the occurrence of certain triggering events, including, among others, a material breach by the Issuer of certain contractual obligations to the holders of the Series B Preferred Stock, the occurrence of a change in control of the Issuer, the occurrence of certain insolvency events relating to the Issuer, or the failure of the Common Stock to continue to be listed or quoted for trading on one or more specified United States securities exchanges or a regulated quotation service.  In addition, upon the occurrence of certain triggering events, each holder of Series B Preferred Stock will have the option to require the Issuer to redeem such holder’s shares of Series B Preferred Stock for a redemption price payable in shares of Common Stock or receive an increased dividend rate of 9% on all of such holder’s outstanding Series B Preferred Stock.

Forced Conversion.  Subject to certain conditions contained in the Certificate of Designations, Preferences and Rights relating to the Series B Preferred Stock, as filed with the Secretary of State of Delaware on August 29, 2014 (the “Series B Certificate of Designations”), the Issuer will have the option to force the conversion of the Series B Preferred Stock (in whole or in part) if (i) the volume weighted average price for the Common Stock on its principal trading market exceeds $10.00 for each of any 20 trading days during any 30 consecutive trading day period and the average daily dollar trading value for the Common Stock during such 30 day period exceeds $50,000 or (ii) the Issuer receives approval to list the Common Stock on a national securities exchange.

Compensation for Buy-In.  If the Issuer fails to timely deliver certificates for shares of Common Stock issuable upon conversion of the Series B Preferred Stock (the “Series B Conversion Shares”) and, as a result, the holder is required by its brokerage firm to purchase shares of Common Stock to deliver in satisfaction of a sale by such holder of the Conversion Shares (a “Buy-In”), the Issuer will be required to: (a) pay the converting holder in cash an amount equal to the amount, if any, by which such holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds the product of (i) the aggregate number of Series B Conversion Shares due to the holder, multiplied by (ii) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions); and (b) at the option of such holder, either reissue (if surrendered) the shares of Series B Preferred Stock equal to the number of shares of Series B Preferred Stock submitted for conversion (in which case, such conversion will be deemed rescinded) or deliver to such holder the number of shares of Common Stock that would have been issued if the Issuer had timely complied with its delivery requirements.  In addition, the Issuer will be required to pay partial liquidated damages of $10 for each $1,000 of stated value of any shares of Series B Preferred Stock which have been converted by a holder and in respect of which the Issuer fails to deliver Series B Conversion Shares by the eighth day following the applicable conversion date.

Negative Covenants.  As long as at least 35% of the originally issued shares of Series B Preferred Stock are outstanding, without the written consent of the holders of a majority in stated value of the outstanding Series B Preferred Stock, the Issuer will not be permitted to, among other things, incur indebtedness or liens not permitted under the Series B Certificate of Designations; repay, repurchase, pay dividends on or otherwise make distributions in respect of any shares of Common Stock or other securities junior to the Series B Preferred Stock; or enter into certain transactions with affiliates of the Issuer.

Beneficial Ownership Limitation. Subject to the beneficial ownership limitation described below, holders of Series B Preferred Stock will vote together with the holders of Common Stock and Series A 5% Convertible Preferred Stock on an as-converted basis.  Holders will not be permitted to convert their Series B Preferred Stock if such conversion would cause such holder to beneficially own more than 4.99% of the outstanding Common Stock (subject to increase to 9.99%, at the option of the holder, upon no less than 61 days prior written notice to the Issuer) (the “Series B Beneficial Ownership Limitation”).  In addition, no holder may vote any shares of Series B Preferred Stock (on an as converted to Common Stock basis) in excess of the Series B Beneficial Ownership Limitation.

Most Favored Nation.  Subject to certain limitations, so long as any purchaser holds any shares of Series B Preferred Stock, if (a) the Issuer sells any shares of Common Stock or other securities convertible into, or rights to acquire, Common Stock and (b) a purchaser then holding Series B Preferred Stock, B-1 and B-2 Warrants, Series B Conversion Shares or Series B Warrant Shares (defined below) reasonably believes that any of the terms and conditions appurtenant to such issuance or sale are more favorable to the purchaser in such subsequent sale of securities than are the terms and conditions granted to such purchaser, then the purchaser will be permitted to require the Issuer to amend the terms of this transaction (only with respect to such purchaser) so as to match the terms of the subsequent issuance (including, for the avoidance of doubt, any terms and provisions that are or may be less favorable to such purchaser).

Warrants.  The B-1 and B-2 Warrants have a five-year term commencing on August 29, 2014 and ending on August 28, 2019.  Until the end of the term, (i) the B-1 Warrants will be exercisable at any time and from time to time at an exercise price of $5.80 per share and (ii) the B-2 Warrants will be exercisable at any time and from time to time at an exercise price of $10.00 per share.  The B-1 and B-2 Warrants contain adjustment provisions substantially similar to those to the adjustment provisions of the Series B Preferred Stock as described above, except that the B-1 and B-2 Warrants shall not include dilution protection for issuances of securities at an effective price per share lower than the conversion price of such B-1 and B-2 Warrants.  In addition, the B-1 and B-2 Warrants provide for protection for a Buy-In on substantially the same terms as described above with respect to the Series B Preferred Stock.  No holder may exercise its B-1 and B-2 Warrants in excess of the Series B Beneficial Ownership Limitation.

Registration Rights.  In connection with the sale of the Series B Units, the Issuer entered into a Registration Rights Agreement with Vayikra Capital (among other purchasers) (the “Series B Registration Rights Agreement”), pursuant to which, subject to certain exceptions, the Issuer has agreed to file with the Securities and Exchange Commission (“SEC”), no later than 90 days after the issuance of the Series B Units, a registration statement covering the resale of all of (a) the Series B Conversion Shares; (b) the shares of Common Stock issuable upon exercise of the B-1 and B-2 Warrants in full (the “Series B Warrant Shares”); (c) the shares of Common Stock issuable as dividends on the Series B Preferred Stock (assuming all dividends are made in shares of Common Stock); (d) any additional shares of Common Stock issuable in connection with any anti-dilution provisions in the Series B Preferred Stock or the B-1 or B-2 Warrants; and (e) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.  Subject to certain exceptions and limitations specified in the Series B Registration Rights Agreement, the Issuer will be required to pay each holder partial liquidated damages in the amount of 2% of the aggregate purchase price paid by such holder pursuant to the Series B Purchase Agreement if the Issuer fails to timely file a registration statement; timely file a request for acceleration of a registration statement; timely respond to SEC comments with respect to a registration statement; obtain the effectiveness of a registration statement within 90 days from the filing thereof; or maintain the effectiveness of a registration statement for the periods required under the Series B Registration Rights Agreement.

Series C 5.5% Convertible Preferred Stock and Warrant Issuance

On November 30, 2016, the Issuer entered into a Securities Purchase Agreement (the “Series C Purchase Agreement”) with Vayikra Capital (among other purchasers), providing for the issuance and sale of 300 shares of Series C 5.5% Convertible Preferred Stock, par value $0.001 per share, C-1 Warrants and C-2 Warrants (“C-1 and C-2 Warrants”), each of which are convertible or exercisable, as applicable, into 66,667 shares of Common Stock (subject to adjustment as set forth below) (collectively, the “Series C Units”), for an aggregate purchase price of $300,000.  The closing of the transactions contemplated by the Series C Purchase Agreement occurred simultaneously with signing of the Series C Purchase Agreement.  The issuance of the Series C Units was made pursuant to Section 4(2) of the Securities Act of 1933, as amended. The terms of the Series C Purchase Agreement and related agreements are as follows:

Conversion.  Subject to certain ownership limitations described below, the Series C Preferred Stock is convertible at the option of the holder at any time and from time to time into shares of Common Stock at a conversion price of $4.50 per share (calculated by dividing the stated value per share of Series C Preferred Stock, which is initially $1,000, by the conversion price per share).  The conversion price of the Series C Preferred Stock is subject to adjustment for certain issuances of Common Stock or other securities of the Issuer at an effective price per share that is lower than the conversion price then in effect, as well as for stock splits, stock dividends, combinations of shares, similar recapitalization transactions and certain pro-rata distributions to common stockholders.  In addition, the holders of Series C Preferred Stock will be entitled to receive any securities or rights to acquire securities or property granted or issued by the Issuer pro rata to the holders of Common Stock to the same extent as if such holders had converted all of their shares of Series C Preferred Stock prior to such distribution.  In the event of a fundamental transaction, such as a merger, consolidation, sale of substantially all assets and similar reorganizations or recapitalizations of the Issuer, the holders of Series C Preferred Stock will be entitled to receive, upon conversion of their shares of Series C Preferred Stock, any securities or other consideration received by the holders of the Common Stock pursuant to the fundamental transaction.

Dividends.  Holders of Series C Preferred Stock are entitled to receive cumulative dividends at a rate of 5.5% per annum, based on the stated value per share of Series C Preferred Stock.  Dividends on the Series C Preferred Stock are payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2016, and on each conversion date (with respect to the shares of Series C Preferred Stock being converted).  For so long as required under the terms of the Certificate of Designations for the Issuer’s outstanding Series A 5% Convertible Preferred Stock or Series B Preferred Stock, dividends will be payable only in shares of Common Stock.  Thereafter, dividends on the Series C Preferred Stock will be payable, at the option of the Issuer, in cash and/or, if certain conditions are satisfied, shares of Common Stock or a combination of both.  Shares of Common Stock issued as payment of dividends will be valued at the lower of (a) the then current conversion price of the Series C Preferred Stock or (b) the average of the volume weighted average price for the Common Stock on the principal trading market therefor for the 10 trading days immediately prior to the applicable dividend payment date.  The Issuer will incur a late fee of 9% per annum, payable in cash, on dividends that are not paid within three trading days of the applicable dividend payment date.

Redemption.  Subject to any limitations under the under the terms of the Certificate of Designations for the Issuer’s outstanding Series A 5% Convertible Preferred Stock or Series B Preferred Stock, the Issuer may become obligated to redeem the Series C Preferred Stock in cash upon the occurrence of certain triggering events, including, among others, a material breach by the Issuer of certain contractual obligations to the holders of the Series C Preferred Stock, the occurrence of a change in control of the Issuer, the occurrence of certain insolvency events relating to the Issuer, or the failure of the Common Stock to continue to be listed or quoted for trading on one or more specified United States securities exchanges or a regulated quotation service.  In addition, upon the occurrence of certain triggering events, each holder of Series C Preferred Stock will have the option to require the Issuer to redeem such holder’s shares of Series C Preferred Stock for a redemption price payable in shares of Common Stock or receive an increased dividend rate of 9% on all of such holder’s outstanding Series C Preferred Stock.

Forced Conversion.  Subject to certain conditions contained in the Certificate of Designations, Preferences and Rights relating to the Series C Preferred Stock as filed with the Secretary of State of Delaware on April 8, 2016 (the “Series C Certificate of Designations”), the Issuer will have the option to force the conversion of the Series C Preferred Stock (in whole or in part) if (a) the volume weighted average price for the Common Stock on its principal trading market exceeds $10.00 for each of any 20 trading days during any 30 consecutive trading day period and the average daily dollar trading value for the Common Stock during such 30 day period exceeds $50,000 or (b) the Issuer receives approval to list the Common Stock on a national securities exchange.

Compensation for Buy-In.  Subject to certain exceptions contained in the Series C Certificate of Designations, if the Issuer fails to timely deliver certificates for shares of Common Stock issuable upon conversion of the Series C Preferred Stock (the “Series C Conversion Shares”) and, as a result, the holder is required to do a Buy-In, the Issuer will be required to: (a) pay the converting holder in cash an amount equal to the amount, if any, by which such holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds the product of (i) the aggregate number of Series C Conversion Shares due to the holder, multiplied by (ii) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions); and (b) at the option of such holder, either reissue (if surrendered) the shares of Series C Preferred Stock equal to the number of shares of Series C Preferred Stock submitted for conversion (in which case, such conversion will be deemed rescinded) or deliver to such holder the number of shares of Common Stock that would have been issued if the Issuer had timely complied with its delivery requirements.  In addition, the Issuer will be required to pay partial liquidated damages of $10 for each $1,000 of stated value of any shares of Series C Preferred Stock which have been converted by a holder and in respect of which the Issuer fails to deliver Series C Conversion Shares by the fifth trading day following the applicable conversion date and the Issuer will continue to pay such partial liquidated damages for each trading day after such eighth trading day until such certificates are delivered or the holder rescinds such conversion.

Negative Covenants.  As long as at least 35% of the originally issued shares of Series C Preferred Stock are outstanding, without the written consent of the holders of a majority in stated value of the outstanding Series C Preferred Stock, the Issuer will not be permitted to, among other things, incur indebtedness or liens not permitted under the Series C Certificate of Designations; repay, repurchase, pay dividends on or otherwise make distributions in respect of any shares of Common Stock or other securities junior to the Series C Preferred Stock; enter into certain transactions with affiliates of the Issuer; or enter into any agreement with respect to the foregoing.

Beneficial Ownership Limitation.  Subject to the beneficial ownership limitation described below, holders of Series C Preferred Stock will vote together with the holders of Common Stock and Series A 5% Convertible Preferred Stock and Series B Preferred Stock on an as-converted basis.  Holders will not be permitted to convert their Series C Preferred Stock if such conversion would cause such holder to beneficially own more than 4.99% of the outstanding Common Stock (subject to increase to 9.99%, at the option of the holder, upon no less than 61 days prior written notice to the Issuer) (the “Series C Beneficial Ownership Limitation” and together with the Series B Beneficial Ownership Limitation, the “Conversion Blocker”).  In addition, no holder may vote any shares of Series C Preferred Stock (on an as converted to Common Stock basis) in excess of the Series C Beneficial Ownership Limitation.

Most Favored Nation.  Subject to certain limitations, so long as any purchaser holds any shares of Series C Preferred Stock, if (a) the Issuer sells any shares of Common Stock or other securities convertible into, or rights to acquire, Common Stock and (b) a purchaser then holding Series C Preferred Stock, C-1 and C-2 Warrants, Series C Conversion Shares or Series C Warrant Shares (defined below) reasonably believes that any of the terms and conditions appurtenant to such issuance or sale are more favorable to the purchaser in such subsequent sale of securities than are the terms and conditions granted to such purchaser after taking into account all of the terms and conditions of the terms granted to the purchasers under the Series C Purchase Agreement and the terms granted in such subsequent issuance or sale, including all of the components of the Series C Units and of the securities or units involved in such subsequent issuance or sale, then the purchaser will be permitted to require the Issuer to amend the terms of this transaction (only with respect to such purchaser) so as to match the terms of the subsequent issuance (including, for the avoidance of doubt, any terms and provisions that are or may be less favorable to such purchaser).

Warrants.  The C-1 and C-2 Warrants have a five-year term commencing on November 30, 2016 and ending on November 30, 2021.  Until the end of the term, (i) the C-1 Warrants will be exercisable at any time and from time to time at an exercise price of $4.50 per share and (ii) the C-2 Warrants will be exercisable at any time and from time to time at an exercise price of $7.75 per share.  The C-1 and C-2 Warrants contain adjustment provisions substantially similar to those to the adjustment provisions of the Series C Preferred Stock as described above, except that the C-1 and C-2 Warrants shall not include dilution protection for issuances of securities at an effective price per share lower than the conversion price of such C-1 and C-2 Warrants.  In addition, the C-1 and C-2 Warrants provide for protection for a Buy-In on substantially the same terms as described above with respect to the Series C Preferred Stock.  No holder may exercise its C-1 and C-2 Warrants in excess of the Series C Beneficial Ownership Limitation.

Registration Rights.  In connection with the sale of the Series C Units, the Issuer entered into a Registration Rights Agreement with Vayikra Capital (among other purchasers) (the “Series C Registration Rights Agreement”) pursuant to which, subject to certain exceptions, the Issuer has agreed to file with the SEC, no later than 90 days after the final issuance of Series C Units, a registration statement covering the resale of all of (a) the Series C Conversion Shares; (b) the shares of Common Stock issuable upon exercise of the C-1 and C-2 Warrants in full (the “Series C Warrant Shares”); (c) the shares of Common Stock issuable as dividends on the Series C Preferred Stock (assuming all dividends are made in shares of Common Stock); (d) any additional shares of Common Stock issuable in connection with any anti-dilution provisions in the Series C Preferred Stock or the C-1 and C-2 Warrants; and (e) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.  Subject to certain exceptions and limitations specified in the Series C Registration Rights Agreement, the Issuer will be required to pay each holder partial liquidated damages in the amount of 2% of the aggregate purchase price paid by such holder pursuant to the Series C Purchase Agreement if the Issuer fails to timely file a registration statement; timely file a request for acceleration of a registration statement; timely respond to SEC comments with respect to a registration statement; obtain the effectiveness of a registration statement within 90 days from the filing thereof; or maintain the effectiveness of a registration statement for the periods required under the Series C Registration Rights Agreement.

Non-Qualified Stock Option Agreement

The Reporting Person’s responses to Items 3, 4 and 5 to this 13D are incorporated by reference in this Item 6.

On November 15, 2016, and in connection with Darivoff’s nomination as a director of the Board, Darivoff entered into a Non-Qualified Stock Option Agreement with the Issuer, granting Darivoff the Option.  The Option was granted pursuant to the Plan.

The foregoing summary is qualified in its entirety by reference to the Series B Purchase Agreement, Series B Registration Rights Agreement, Series C Purchase Agreement, Series C Registration Rights Agreement and Non-Qualified Stock Option Agreement, which are attached as Exhibits 1, 2, 3, 4 and 6, respectively, and incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Form of Series B Securities Purchase Agreement (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on September 5, 2014)

2	Form of Series B Registration Rights Agreement (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 5, 2014)

3	Form of Series C Securities Purchase Agreement (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 5, 2016)

4	Form of Series C Registration Rights Agreement (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 5, 2016)

5	Integrity Applications, Inc. 2010 Incentive Compensation Plan (filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1, as filed with the SEC on August 22, 2011

6	Form of Non-Qualified Stock Option Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2017	/s/ Philip Darivoff
Philip Darivoff

EXHIBIT INDEX

Exhibit Number	Description

99.1	Form of Securities Purchase Agreement (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on September 5, 2014)

99.2	Form of Registration Rights Agreement (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 5, 2014)

99.3	Form of Securities Purchase Agreement (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 5, 2016)

99.4	Form of Registration Rights Agreement (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 5, 2016)

99.5	Integrity Applications, Inc. 2010 Incentive Compensation Plan (filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1, as filed with the SEC on August 22, 2011

99.6	Form of Non-Qualified Stock Option Agreement